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                            March 7, 2024

       Huang Fang
       Chief Executive Officer
       Maitong Sunshine Cultural Development Co., Ltd
       Room 202, Gate 6, Building 9, Yayuan
       Anhui Beili, Chaoyang District, Beijing, China

                                                        Re: Maitong Sunshine
Cultural Development Co., Ltd
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed February 22,
2024
                                                            File No. 333-276152

       Dear Huang Fang:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 8, 2024 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We note your response to prior comment 1 and reissue it in part. Please expand the disclosure in your
Prospectus Summary with respect to the consequences to you and your investors if you or
your subsidiaries (i) do not receive or maintain required permissions or approvals, (ii)
inadvertently conclude that such permissions or approvals are not required, or (iii)
applicable laws, regulations, or interpretations change and you are required to obtain such
permissions or approvals in the future.
       Risk Factors
       Risks of Doing Business in the PRC, page 25

   2. We note your response to prior comment 2 and reissue it in part. Given the Chinese
                                                        government   s
significant oversight and discretion over the conduct and operations of your
 Huang Fang
Maitong Sunshine Cultural Development Co., Ltd
March 7, 2024
Page 2
         business, please highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. We remind you that, pursuant to federal
         securities rules, the term    control    (including the terms
controlling,       controlled by,    and
            under common control with   ) means    the possession, direct or
indirect, of the power to
         direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
General

3. We note your response to prior comment 6 and reissue it. The Sample Letters to China-
         Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale, and the acknowledgement of any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term
            control    (including the terms    controlling,       controlled
by,    and    under common control
         with   ) as defined in Securities Act Rule 405 means    the
possession, direct or indirect, of
         the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or
otherwise.    We do not
         believe that your revised disclosure appearing in the Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations conveys the same risk. Please revise to provide the required disclosures.
4.     We note your revised disclosure in response to prior comment 7 that the
Trial
       Administrative Measures of Overseas Securities Offering and Listing by Domestic
       Companies at present require only reporting by the parent of a Chinese operating company that offers securities on an offshore securities market, and at the present time, you are not subject to the filing requirements in the Trial Measures because you are not making this offering on an established securities market. With respect to your belief that you are not required to complete the filing with the CSRC for this offering, please disclose how
FirstName LastNameHuang Fang
       you reached such conclusion, including whether you are relying on the opinion of counsel.
Comapany    NameMaitong
       If you are relying onSunshine  Cultural
                              the opinion      Development
                                          of counsel  for suchCo., Ltd
                                                              conclusion,
please identify counsel in
March the  registration
       7, 2024  Page 2 statement, and file a consent from counsel.
FirstName LastName
 Huang Fang
FirstName  LastNameHuang    Fang
Maitong Sunshine  Cultural Development Co., Ltd
Comapany
March      NameMaitong Sunshine Cultural Development Co., Ltd
       7, 2024
March3 7, 2024 Page 3
Page
FirstName LastName
       Please contact Joseph Klinko at 202-551-3824 or Yong Kim at 202-551-3323 if you have questions regarding comments on the financial statements and related matters. Please contact
Cheryl Brown at 202-551-3905 or Irene Barberena-Meissner at 202-551-6548 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:      Robert Brantl, Esq.